SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

17 January, 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 17 January, 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                              Protherics PLC

                    Notification of major interest in shares

London,  UK;  Brentwood,  TN,  US;  17  January  2007  -  Protherics  PLC
("Protherics" or the "Company"),  the  international  biopharmaceutical  company focused on critical care and cancer,  today  announces that, on 16 January 2007, notification  was received  from Artemis  Investment  Management  Limited  that, following the increase in the share capital of Protherics  which took place on 4
January 2007,  Artemis Income as beneficial  owners of the shares within Artemis
Investment Management Ltd, no longer have a notifiable interest in the shares of
Protherics.

                                    | Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs               +44 (0) 7919  480510
Julie Vickers, Company Secretary                          +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                           +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                   +1 212 850 5600

Or visit www.protherics.com

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